Exhibit 99.77(c)

ITEM 77C – Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya Infrastructure, Industrials and Materials Fund was held July 1, 2015 to: 1) elect 4 nominees to the Board of Trustees of Voya Infrastructure, Industrials and Materials Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Colleen D. Baldwin	1	16,842,946.768	804,946.000	0.000	0.000	17,647,892.768
Peter S. Drotch	1	16,802,482.768	845,410.000	0.000	0.000	17,647,892.768
Russell H. Jones	1	16,806,384.768	841,508.000	0.000	0.000	17,647,892.768
Joseph E. Obermeyer	1	16,827,027.768	820,865.000	0.000	0.000	17,647,892.768

Proposal passed.